EXHIBIT 99.1


                          Index to Financial Statements



Sitematic Corporation Financial Statements:

     Report of KPMG LLP, Independent Auditors.................................51

     Balance Sheet at September 30, 1999......................................52

     Statement of Operations for the year ended
         September 30, 1999 ..................................................53

     Statement of Cash Flows for the year ended
         September 30, 1999 ..................................................54

     Statements of Stockholders' Deficit for the year
         ended September 30, 1999 ............................................55

     Notes to Financial Statements............................................56

NetObjects, Inc. Pro Forma Condensed Combined Financial Statements:

     Pro Forma Condensed Combined Balance Sheet at
         September 30, 1999 (unaudited).......................................64

     Pro Forma Condensed Combined Statement of Operations
         for the year ended September 30, 1999 (unaudited)....................65

     Notes to the Unaudited Pro Forma Condensed Combined
          Financial Statements................................................66

                          Independent Auditors' Report



The Board of Directors
Sitematic Corporation

         We have audited the accompanying balance sheet of Sitematic Corporation as of September 30, 1999, and the related statements of operations, stockholders' deficit, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

         We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sitematic Corporation as of September 30, 1999, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.



                                             KPMG LLP



San Diego, California
October 22, 1999

                              SITEMATIC CORPORATION

                                  Balance Sheet
                               September 30, 1999
                 (in thousands, except share and per share data)

                                Assets

Current assets:
     Cash and cash equivalents                                          $   257
     Trade receivables, net of allowance for
          doubtful accounts of $8                                            61
     Deposits                                                                 4
                                                                        -------
         Total current assets                                               322
                                                                        -------
Property and equipment, net                                                 236
Other assets                                                                 26
                                                                        -------
       Total assets                                                         584
                                                                        =======

Liabilities and Stockholders' Deficit
Current liabilities:

     Accounts payable                                                       218
     Accrued expenses                                                       124
     Accrued payroll                                                         80
     Accrued commissions                                                     89
     Notes payable                                                          500
     Current portion of obligations under capital leases (Note 4)            79
     Deferred revenue                                                        53
                                                                        -------
        Total current liabilities                                         1,143
Obligations under capital leases                                            150
                                                                        -------
        Total liabilities                                                 1,293
                                                                        -------
Redeemable Preferred stock, no par value:
Series A convertible preferred stock:

     Authorized shares - 8,200,000
     Issued and outstanding shares - 8,200,000
       liquidation preference of $2,216,900 plus
       $0.02 per share dividend preference                                2 067
                                                                        -------

Stockholders' deficit:
   Common stock, no par value:

     Authorized shares - 19,100,000

     Issued and outstanding shares - 7,645,990                               89
   Additional paid-in capital                                                58
   Unearned compensation                                                    (57)
   Accumulated deficit                                                   (2,866)
                                                                        -------
         Total stockholders' deficit                                     (2,776)
                                                                        -------

         Commitments

         Total liabilities and stockholders' deficit                    $   584
                                                                        =======

    The accompanying notes are an integral part of these financial statements

                              SITEMATIC CORPORATION
                             Statement of Operations
                          Year ended September 30, 1999
                 (in thousands, except share and per share data)

Service revenues                                                    $       203
Cost of sales                                                                29
                                                                    -----------
        Gross profit                                                        174
                                                                    -----------
Operating expenses:
     Sales and marketing                                                  1,270
     Research and development                                               647
     General and administrative                                             924
                                                                    -----------
        Total operating expenses                                          2,841
                                                                    -----------
        Loss from operations                                             (2,667)

Interest income                                                              43
Interest expense                                                            (10)
                                                                    -----------
        Loss before income taxes                                         (2,634)
                                                                    -----------

Income tax expense                                                            1
                                                                    -----------

        Net loss                                                    $    (2,635)
                                                                    ===========
Basic and diluted net loss per share                                $     (0.35)
                                                                    ===========
Weighted average common shares outstanding                            7,592,150
                                                                    ===========

   The accompanying notes are an integral part of these financial statements.

                              SITEMATIC CORPORATION
                             Statement of Cash Flows
                          Year ended September 30, 1999
                                 (in thousands)

Cash flows used in operating activities
Net loss                                                                $(2,635)
Adjustments to reconcile net loss to net cash used in
 operating activities:
   Depreciation and amortization                                             56
   Stock compensation for services                                           45
   Compensatory charge for issuance of stock options                          2
Changes in operating assets and liabilities:
         Trade receivables, net                                             (61)
         Current deposits                                                    (4)
         Other assets                                                       (26)
         Accounts payable and accrued liabilities                           428
         Deferred revenue                                                    53
                                                                        -------
             Net cash used in operating activities                       (2,142)
                                                                        -------

Cash flows used in investing activities
     Purchases of property and equipment                                    (21)
                                                                        -------
             Net cash used in investing activities                          (21)
                                                                        -------

Cash flows used in financing activities
     Net proceeds from issuance of preferred stock                        1,921
     Repayment of capital leases                                            (22)
     Proceeds from borrowing                                                500
     Proceeds from exercise of stock options                                  1
                                                                        -------
             Net cash provided by financing activities                    2,400
                                                                        -------

             Net decrease in cash and cash equivalents                      237
                                                                        -------

  Cash  and  cash  equivalents  at  beginning  of  year                      20
                                                                        -------
  Cash  and  cash equivalents at end of year                            $   257
                                                                        =======
  Supplemental  disclosures  of  cash  flow information:
     Interest paid                                                      $    10
                                                                        =======
     Income taxes                                                       $     2
                                                                        =======

Noncash investing and financing activities:
   In 1999, the Company entered into capital leases for property and equipment in the amount of $250,667

   Conversion of promissory notes outstanding at September 30, 1998 to Series

   A preferred stock in fiscal 1999                                     $    80
                                                                        =======
Issuance of common stock as a ment for services
  rendered by third-parties                                             $    45
                                                                        =======

   The accompanying notes are an integral part of these financial statements.


                                                        SITEMATIC CORPORATION
                                                 Statement of Stockholders' Deficit
                                                    Year ended September 30, 1999
                                                           (in thousands)
                                             Common stock                                                                 Total
                                           -----------------        Additional          Unearned      Accumulated     stockholders'
                                           Shares     Amount     paid-in capital     compensation       deficit          deficit
                                           ------     ------     ---------------     ------------       -------          -------

Balance at September 30, 1998               6,452      $  43                  --               --          (231)            (188)

Conversion of Series A
     preferred stock into
     common stock                           1,018         --                  --               --            --               --

Issuance of common stock
     for services rendered                    168         45                  --               --            --               45

Issuance of stock options                      --         --                  58              (58)           --               --

Amortization of unearned
     compensation                              --         --                  --                2            --                2

Exercise of stock options                       8          1                  --               --            --                1

Net loss                                       --         --                  --               --        (2,635)          (2,635)
                                           ------     ------     ---------------     ------------       -------          -------

Balance at September 30, 1999               7,646      $  89                  58              (57)       (2,866)          (2,776)
                                           ======     ======     ===============     ============       =======          =======

                             The accompanying notes are an integral part of these financial statements.

                              SITEMATIC CORPORATION
                               September 30, 1999

                          Notes to Financial Statements

1.     Organization and Significant Accounting Policies

       (a)    Organization

              Sitematic Corporation (the Company), based in San Diego, California, offers a web-based service that enables small business users to build simple e-commerce-enabled websites. The Company's products compete in the market for Internet application development tools.

       (b)    Cash and Cash Equivalents

              The Company considers all investments with an original maturity of less than three months to be cash and cash equivalents. The Company evaluates the financial strength of institutions at which significant investments are made and believes the related credit risk is limited to an acceptable level.

       (c)    Concentration of Credit Risk

              Credit is extended based on an evaluation of a customer's financial condition and collateral generally is not required. To date, credit losses have been minimal and such losses have been within management's expectations.

              For the year ended September 30, 1999, sales to two customers accounted for 22% and 20% of total revenue. Outstanding receivables from these customers accounted for 50% and 8% of trade accounts receivable at September 30, 1999.

       (d)    Long-Lived Assets

              Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows (undiscounted and without interest) expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

       (e)    Property and Equipment

              Property and equipment are recorded at cost net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets which are generally three years. Amortization of assets under capital lease is recorded using the straight-line method based on the shorter of the lease term or the estimated useful lives of the assets.

       (f)    Revenue Recognition

              Revenue is derived from providing server-based web publishing and e-commerce tools and services and the web hosting of those services and is accounted for under the provisions of Statement of Position (SOP) 97-2, Software Revenue Recognition. Revenue from software services sold to end users is deferred and recognized ratably over the life of the service contract. Revenue from partners for website preparation is recognized upon delivery of the completed website.

       (g)    Research and Development Expenses

              Expenditures for research and development costs are expensed in the year incurred.

       (h)    Fair Value of Financial Instruments

              SFAS No. 107, Disclosures About Fair Value of Financial Instruments, requires that fair values be disclosed for most of the Company's financial instruments. The carrying amounts of cash and cash equivalents, trade receivables, accounts payable, accrued expenses, accrued payroll, accrued commissions and notes payable approximate fair value because of the short maturity of these instruments.

       (i)    Stock-Based Compensation

              The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, in accounting for its fixed plan stock options. As such, compensation expense would be recorded for options granted to employees on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, Accounting for Stock-Based Compensation, permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1996 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

       (j)    Income Taxes

              Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

       (k)    Earnings per Share

              The Company computes basic and diluted earnings per share in accordance with SFAS No. 128, Earnings per Share (EPS). Basic EPS excludes the dilutive effects of options, warrants and other convertible securities. Diluted EPS reflects the potential dilution of securities that could share in the earnings of the Company. For the year ended September 30, 1999, options, warrants and convertible preferred stock representing 10,630,857 shares were excluded from the computation of diluted net loss per share as their effect was antidilutive.

       (l)    Use of Estimates

              Management of the Company has made a number of estimates and assumptions relating to the reporting of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

2.     Property and Equipment

       Property and equipment consists of the following as of September 30, 1999:

       Computer equipment                                         $   18,148
       Software                                                        6,500
       Assets under capital lease                                    289,603
                                                                 -----------
                                                                     314,251
           Less accumulated depreciation and amortization            (78,062)
                                                                 -----------
                                                                  $  236,189
                                                                 ===========

       Accumulated depreciation and amortization includes $53,295 of accumulated amortization related to assets under capital lease.

3.     Notes Payable

       On August 19, 1999, the Company entered into a Bridge Loan Agreement in the form of an unsecured promissory note, (the Note), with NetObjects, Inc. (NetObjects). Under the terms of the Note, the Company received $250,000 in August and an additional $250,000 in September. Principal is to be repaid upon demand of NetObjects Inc. (plus applicable interest). Interest accrues at the annual rate of 9%. As of September 30, 1999, no payments had been made by the Company. As discussed in Note 11, NetObjects purchase the Company in October 1999.

4.     Lease Commitments

       The Company leases its administrative offices and certain equipment under noncancelable lease agreements. Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) and future minimum capital lease payments as of September 30, 1999 are:

                                               Operating           Capital
  Year ending September 30,                      leases             leases
                                           ----------------      -------------
      2000                                 $        126,699             94,815
      2001                                           22,907             94,815
      2002                                              460             67,759
                                           ----------------      -------------
      Total minimum lease payments         $        150,066            257,389
                                           ================
  Less estimated executory costs                                            --
                                                                 -------------
      Net minimum lease payments                                       257,389

  Less amount representing interest (at
      rates ranging from 3.0% to 8.5%)                                 (28,466)
                                                                 -------------
        Present value of net minimum
          capital lease payments                                       228,923

  Less current portion                                                 (79,272)
                                                                 -------------

        Long-term obligations under capital leases               $     149,651
                                                                 =============

  Total rent expense was $85,677 for the year ended September 30, 1999.

5.     Stock Option Plan

       In August 1998, the Company  adopted the 1998 Equity  Incentive Plan (the
       Plan). The maximum number of shares of common stock which may be optioned and sold under the Plan to officers, employees, directors, and certain other individuals providing services to the Company is 2,668,726. Options granted under the Plan generally vest over four years and are exercisable for a period of up to ten years from the date of grant. The following table summarizes stock option activity:

                                                             Weighted- average
                                              Shares           exercise price
                                           ------------      -------------------
       Balance at September 30, 1998                 -       $          -
           Granted                           2,988,000               0.03
           Exercised                            (8,125)              0.03
           Canceled                         (1,011,375)              0.03
                                           ------------      -------------------

       Balance at September 30, 1999         1,968,500       $       0.03
                                           ============      ===================

       Balance exercisable at
           September 30, 1999                  215,250       $       0.03
                                           ============      ===================

       The weighted-average remaining contractual life of the outstanding options at September 30, 1999 was 9.4 years. The exercise price of the options outstanding at September 30, 1999 was $0.03, except for 35,500 shares that had an exercise price of $0.25 per share.

       For the year ended September 30, 1999, compensation expense was recorded in the amount of $1,568 for options granted to employees for which the current market price of the underlying stock on the date of grant exceeded the exercise price.

       In applying SFAS No. 123, pro forma information regarding net loss has been determined as if the Company has accounted for its employee stock options under the fair value method of that statement. The fair value of the options was estimated at the date of grant, using the Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rates between 4.57% and 5.86%; dividend yield of zero; expected volatility of zero; and expected life of options of 5.0 years. The estimated fair value of the options is amortized to expense over the options' vesting period. The weighted-average fair value of the options granted in fiscal 1999 was $0.05.

       Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net loss for the year ended September 30, 1999 would have been increased to the pro forma amounts indicated below:

           Net loss                       As reported       $(2,634,871)
                                            Pro forma        (2,637,031)

           Net loss per share             As reported             (0.35)
                                            Pro forma             (0.35)


6.     Redeemable Convertible Preferred Stock

       In August 1998, the Company issued 1,263,170 shares of Series A convertible preferred stock and 1,736,830 shares of common stock for aggregate net proceeds of $75,000 to a single stockholder. In connection with the issuance of the Series A convertible preferred stock, the Company amended its Articles of Incorporation to effect a 500-for-1 split of the common stock, to create a new class of preferred stock, and to increase the authorized shares of common stock and preferred stock to 15,000,000 and 5,000,000, respectively.

       In October and December 1998 and March 1999, the Company issued an aggregate of 7,954,705 shares of Series A convertible preferred stock at $0.2703536 per share for cash and conversion of promissory notes. Net proceeds of $2.0 million were received from the issuance of Series A convertible preferred stock. In connection with the issuance of Series A convertible preferred stock, the Company amended its Articles of Incorporation to increase the authorized shares of common stock and preferred stock to 19,100,000 and 8,200,000, respectively. In addition, 1,017,875 shares of Series A convertible preferred stock previously issued to a shareholder in August 1998 were converted to common stock.

       The holders of the Series A convertible preferred stock were entitled to receive dividends at the rate of $0.02 per share, per annum. Preferred stock dividends were payable if and when dividends were declared by the Board of Directors. The right to such dividends was not cumulative. Series A convertible preferred stock was redeemable at the option of a majority of the holders of Series A, at any time after October 1, 2003 in six equal semi-annual installments. See Note 11(unaudited), for information concerning the proceeds from the sale of the company that were paid to the Series A convertible preferred stockholders.

 7.    Stockholders' Deficit

       Certain shares of common stock are restricted and subject to a repurchase by the Company in the event the shareholder leaves the employment of the Company. As of September 30, 1999, 999,995 shares of common stock were subject to repurchase under this restricted stock agreement.

       (a)    Warrants

              In fiscal 1999, in connection with the issuance of the Series A convertible preferred stock, warrants to purchase 369,885 shares of the Company's common stock at $0.2703536 per share were issued. These warrants are exercisable upon issuance and expire at the earlier of an initial public offering or on October 4, 2003. The fair value of the warrants was zero.

              In connection with certain equipment leasing agreements entered into during 1999, a warrant for 92,472 shares of the Company's common stock was issued. This warrant entitles the holder to purchase 92,472 shares of the Company's common stock at $0.2703536 per share. The warrant is exercisable at the earlier of nine years from the date of grant or four years from the effective date of the Company's initial public offering. The fair value of the warrant of $185 was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 4.70%; dividend yield of zero; expected volatility of zero; and expected life of 9.0 years.

       (b)    Shares Reserved for Future Issuance

              Shares of common stock were reserved for issuance at September 30, 1999 as follows:

             Conversion of Preferred stock                           $ 8,200,000
             Exercise of Options                                       2,660,601
             Exercise of Warrants                                        462,357
             Convertible note                                            720,000
                                                                     -----------

                                                                     $12,042,958
                                                                     ===========


8.     Related Party Transactions

       The outstanding balance on a promissory note issued to a related party in 1998 was converted into 259,909 shares of Series A preferred stock during 1999.

9.     Income Taxes

       Significant components of the Company's deferred tax assets as of September 30, 1999 are shown below:

Deferred tax assets:
    Net operating loss and credit carryforwards                     $ 1,156,011
    Accrued vacation                                                     15,086
    Other - net                                                          39,936
                                                                    -----------

              Total deferred tax assets                               1,211,033

Valuation allowance for deferred tax assets                          (1,211,033)
                                                                    -----------

              Net deferred tax assets                               $      --
                                                                    ===========

       The Company has recorded a 100% valuation allowance against the deferred tax assets as management has determined that it is not more likely than not that these assets will be realized.

       As of September 30, 1999, the Company had net operating loss carryforwards for federal and California income tax purposes of approximately $2,698,600 and $2,698,600, respectively. The California tax loss carryforwards will begin expiring in 2006, unless previously utilized.

       As a result of the "change in ownership" provisions of the Tax Reform Act of 1986, utilization of the Company's tax net operating loss carryforwards is subject to an annual limitation in future periods. As a result of the annual limitation, a portion of these carryforwards may expire before ultimately becoming available to reduce future taxable income.

10.    Employee Benefit Plan

       The Company's 401(k) plan is for the benefit of substantially all employees. Contributions to the plan by the Company are at the discretion of the Board of Directors and are subject to certain limitations described in the plan. There were no contributions made by the Company to the plan during the year ended September 30, 1999.

11.    Subsequent Events (Unaudited)

       NetObjects purchased the Company in October 1999. Subsequent to September 30, 1999, but immediately prior to the acquisition of the Company by NetObjects, all outstanding principal and accrued interest under the Note was converted into 566,152 shares of the Company's common stock. Upon the acquisition of the Company by NetObjects, these shares were canceled.

       On October 4, 1999, the Company was merged into SDI Acquisition Corp., a wholly owned subsidiary of NetObjects, in a stock-for-stock plus cash transaction. A total of approximately 2,005,000 shares of unregistered NetObjects common stock plus $1,554,088 in cash were issued in consideration for all of the outstanding shares of the Company. Each Sitematic preferred share was converted into $0.189523 cash and 0.112482 share of NetObjects common stock for a total of 922,352 shares. Each Sitematic common share was converted into 0.135870 share of NetObjects common stock for a total of 1,038,863 shares. The remaining consideration of 43,785 shares of NetObjects common stock was received by the former holders of Sitematic warrants who converted their warrants into shares of Sitematic common stock just prior to the merger under a net issuance conversion option. Shares issued in conjunction with the acquisition are to be registered by NetObjects no later than May 12, 2000. All of the outstanding stock options in the Company were converted into similar options in NetObjects common stock at a ratio of 0.135870 shares of NetObjects for each share of the Company. An additional 500,000 new options in NetObjects were issued to employees of the Company. The Company incurred legal costs of approximately $100,000 with respect to the acquisition, all of which were paid for by NetObjects. Shares approximating 10% of the total consideration paid were placed in escrow for a period of one year against undisclosed claims and breaches of representations and warranties.

                                                          NETOBJECTS, INC.
                                                          AND SUBSIDIARIES
                                                (A Majority Owned Subsidiary of IBM)

                                             Pro Forma Condensed Combined Balance Sheet
                                                           (In thousands)
                                                         September 30, 1999
                                                             (Unaudited)
                                                                                                       Pro Forma        Pro Forma
                                                                       NetObjects     Sitematic       Adjustments       Combined
                                                                       ---------      ---------      ---------         ---------
                           Assets
Current assets:
   Cash and cash equivalents                                           $  23,623      $     257      $  (1,554)(a)     $  22,326
   Short-term investments                                                  9,331           --             --               9,331
   Accounts receivable                                                     6,065             61           --               6,126
   Prepaid expenses and other current assets                               1,486              4          (500)               990
                                                                       ---------      ---------      ---------         ---------
     Total current assets                                                 40,505            322         (2,054)           38,773
Property and equipment, net                                                2,204            236           --               2,440
Other assets                                                                --               26           --                  26
Goodwill and other intangible assets                                        --             --           14,121(f)         14,121
                                                                       ---------      ---------      ---------         ---------
      Total assets                                                     $  42,709      $     584      $  12,067         $  55,360
                                                                       =========      =========      =========         =========

Liabilities and Stockholders' Equity
Current liabilities:
   Accounts payable                                                        2,489            218           --               2,707
   Notes payable                                                            --              500           (500)(a)          --
   Accrued compensation                                                    1,068           --             --               1,068
   Other accrued liabilities                                               1,657            293           --               1,950
   Deferred revenue                                                          988             53           --               1,041
   Current portion of capital lease obligations                              281             79           --                 360
                                                                       ---------      ---------      ---------         ---------
      Total current liabilities                                            6,483          1,143           (500)            7,126
                                                                       ---------      ---------      ---------         ---------

Capital lease obligations, less current pertion                               54            150           --                 204
                                                                       ---------      ---------      ---------         ---------

Convertible preferred stock                                                 --            2,067         (2,067)(C)             0

Total stockholders' equity (deficit)                                      36,172         (2,776)       (14,634)           48,030
                                                                       ---------      ---------      ---------         ---------
      Total liabilities and stockholders' equity                       $  42,709      $     584      $  12,067         $  55,360
                                                                       =========      =========      =========         =========

                             The accompanying notes are an integral part of these financial statements.

                                                                 64

                                                          NETOBJECTS, INC.
                                                          AND SUBSIDIARIES
                                                (A Majority Owned Subsidiary of IBM)

                                        Pro Forma Condensed Combined Statement of Operations
                                                (In thousands, except per share data)
                                                    Year ended September 30, 1999
                                                             (Unaudited)

                                                                                                     Pro Forma         Pro Forma
                                                               NetObjects         Sitematic          Adjustments          Combined
                                                              ------------       ------------       ------------       ------------
Revenues:
    Software license fees                                     $     13,566               --                 --               13,566
    Service revenues                                                 2,178                203               --                2,381
    Software license fees from IBM                                   3,689               --                 --                3,689
    Service revenues from IBM                                        2,782               --                 --                2,986
                                                              ------------       ------------       ------------       ------------
      Total revenues                                                22,215                203               --               22,418
                                                              ------------       ------------       ------------       ------------

Cost of revenues:
    Software license fees                                            1,817               --                 --                1,817
    Service revenues                                                 2,113               --                 --                2,113
    Service revenues from IBM                                        2,295                 29               --                2,324
                                                              ------------       ------------       ------------       ------------
      Total cost of revenues                                         6,225                 29               --                6,254
                                                              ------------       ------------       ------------       ------------

Gross profit                                                        15,990                174               --               16,164
                                                              ------------       ------------       ------------       ------------

Operating expenses:
    Sales and marketing                                             18,800              1,270               --               20,070
    Research and development                                         9,358                647               --               10,005
    General and administrative                                       4,314                924              7,845 (e)         13,083
    Stock-based compensation                                           559               --                 --                  559
                                                              ------------       ------------       ------------       ------------
      Total operating expenses                                      33,031              2,841              7,845             43,718
                                                              ------------       ------------       ------------       ------------
Operating income (loss)                                            (17,041)            (2,667)            (7,845)           (27,553)
Interest income (expense)                                             (715)                33                (62)              (744)
Accretion of discount on debt to IBM                                (1,653)              --                                  (1,653)
Interest on beneficial conversion feature of
convertible debt to IBM                                             (7,457)              --                                  (7,457)
                                                              ------------       ------------       ------------       ------------
     Income (loss) before income taxes                             (26,866)            (2,634)            (7,907)           (37,407)
                                                              ------------       ------------       ------------       ------------
Income taxes                                                            44                  1                 --                 45
                                                              ------------       ------------       ------------       ------------
     Net income (loss)                                             (26,910)            (2,635)            (3,705)           (37,452)

Translation adjustment                                                 (30)              --                   --

  Comprehensive income (loss)                                 $    (26,940)      $     (2,635)      $     (3,705)      $    (37,482)
                                                              ============       ============       ============       ============
Basic and diluted net income (loss)
    per share                                                 $       2.40                                             $      (2.84)
                                                              ============                                             ============


Shares used to calculate basic and diluted net
income (loss) pershare                                          11,215,118                             2,005,000 (b)     13,220,118
                                                              ============                           ===========        ============

                             The accompanying notes are an integral part of these financial statements.

                                                                 65

                                NETOBJECTS, INC.
                                AND SUBSIDIARIES
                      (A Majority Owned Subsidiary of IBM)


Notes to the unaudited pro forma condensed combined financial statements

         On October 4, 1999, NetObjects, Inc. acquired all of the outstanding capital stock of Sitematic, Corporation. The total value of the capital invested in Sitematic was approximately $15,390,000, which includes common stock valued at approximately $12,657,000 and $1,554,000 in cash and assumed debt of approximately $229,000.

         At the close of the transaction, 7,968,260 shares of Sitematic common and 8,200,000 shares of Sitematic preferred were converted to approximately 2,005,000 shares of NetObjects common stock. In addition to conversion of their preferred shares to NetObjects common, Sitematic preferred shareholders received about $0.19 for each share of preferred, representing total consideration of $1,554,088. All issued and outstanding Sitematic options were converted to options to purchase 269,000 shares of NetObjects common stock. Further, continuing employees of Sitematic will be offered options to purchase up to 500,000 shares of NetObjects common stock from the 1997 Stock Option Plan.

         The unaudited pro forma condensed combined financial statements give effect to the acquisition using the purchase method of accounting, where by the total cost of the acquisition will be allocated to the tangible and identifiable intangible assets acquired and liabilities assumed based upon their respective fair values. The unaudited pro forma condensed combined financial statements have been prepared on the basis of assumptions set forth below, including assumptions related to the allocation of the total purchase cost to the assets and liabilities of Sitematic based upon preliminary estimates of fair value. The actual allocation may differ from these assumptions.

Pro forma adjustments and assumptions:

     (1) The unaudited pro forma condensed combined statement of operations for the year ended September 30, 1999 gives effect to the acquisition of Sitematic Corporation as if it had occurred on October 1, 1999. The unaudited pro forma condensed combined balance sheet as of September 30, 1999 gives effect to the acquisition of Sitematic as if the acquisition had occurred on that date. The condensed combined financial statements should be read in conjunction with the historical consolidated financial statements of NetObjects, and Sitematic, included herein. These statements are not necessarily indicative of what the actual operating results would have been had the acquisition occurred on the date indicated and do not purport to indicate future results of operations. In addition, they do not reflect any cost savings or other synergies resulting from the acquisition.

          The Company acquired 100% of the capital stock of Sitematic Corporation for consideration valued at $15,390,000, including acquisition costs. Intangible assets will be amortized on a straight-line basis over a period of five years. The following table represents allocation of the purchase price based upon the fair value of Sitematic's assets and liabilities as of the acquisition date, October 4, 1999.


Assets acquired:
     Cash                                              257
     Trade receivables, net                             61
     Deposits                                            4
     Property and equipment                            236
     Other assets                                       26
                                                   -------
                                                       584
                                                   -------

     Intangible assets
       Developed product technology                    490
       Assembled workforce                             340
       Non-compete agreements                          740
                                                   -------
                                                     1,570
                                                   -------

     Liabilities assumed                              (793)
                                                   -------

      Net assets acquired                            1,361

Purchase price                                      15,482

Goodwill                                            14,121

     (2)  Pro Forma adjustments

     (a) Cash paid for Sitematic. Reflects cash paid for Sitematic of $1.55 million and notes payable of $0.50 million to NetObjects.

     (b) The pro forma basic and diluted net loss per share is calculated by assuming that the 2,005,000 shares of NetObjects common stock issued in the acquisition were outstanding for the entire year.

     (c) Reflects the elimination of Sitematic's convertible preferred stock and stockholders' equity and the issuance of 2,005,000 shares of NetObjects common stock.

(d) Reflects 2,005,000 shares of NetObjects common stock issued for the acquisition of Sitematic.

(e) Elimination of Sitematic note payable to NetObjects in the amount of $500,000.

(f) Reflects the reduction of interest income on cash paid as part of the total consideration.

(g) Reflects one years amortization expense of unidentified and identified intangible assets ($13.6 million and $2.0 million, respectively) amortized on a straight line basis over the estimated useful lives of the assets (five and two years, respectively).

(h) Reflects recording of goodwill and other identifiable intangible assets net of one years amortization.






                                       67